December 27, 2010

U.S. Securities and Exchange Commission
Division of Corporate Finance
100 F. Street, NE
Washington, D.C. 20549

Re:	Three G Holdings, Inc.
Registration Statement on Form S-1
File No. 333-166821

Dear Sir or Madam:

This Request for Withdrawal supersedes and replaces the Request for Withdrawal filed on December 22, 2010.

We are filing this request to withdraw the Company’s Registration Statement on Form S-1 (File No. 333-166821) that was filed with the Securities and Exchange Commission (the “SEC”) on May 14, 2010, together with the exhibits thereto under the Securities Act of 1933, as amended. The Registration Statement was not declared effective.

The reason we are filing this request for withdrawal is to give us more time to work out certain debts issues within our Company that will make it more appealing to investors if we choose to file a Registration Statement in the future.

No securities were sold in connection with the offering under the Form S-1.

Thank you for your attention to this matter.  Please feel free to contact the undersigned if you have any questions regarding the registration statement or this letter.

Very truly yours,

/s/  Gary Pilant
Gary Pilant, President